Exhibit 99.1

Sapiens Customer Summit Highlighted Transformative Insurance Technology in Phoenix, Arizona

The Summit included approximately 540 participants from 130 insurance and partner companies

Rochelle Park, N.J., – October 30, 2025 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, hosted its annual North America Customer Summit in Phoenix, Arizona on October 27–29, 2025. Attendees included customers, prospects, and partners, with industry-leading experts from Microsoft, Deloitte, Celent, and Datos Insights.

Set against the dramatic backdrop of Phoenix’s desert valleys and mountain peaks, the Summit embraced the theme “Rising Beyond Limits,” celebrating innovation, collaboration, and transformative technology in insurance.

Highlights included a powerful keynote by Seth Mattison, author and futurist, who explored how organizations can unlock human potential in an era of rapid transformation, challenging attendees to rethink growth, change, and leadership.

Anu Chawla, Director of ISV Partner Development at Microsoft, delivered a compelling session on the transformative role of agentic AI in reshaping the insurance landscape.

Santosh Kutty, Principal, U.S. L&A/Group Technology at Deloitte, led a dynamic panel discussion with senior industry leaders on how market shifts, emerging technologies, and evolving customer expectations are redefining the future of insurance.

Another standout panel, moderated by Gary Sherne, EVP and Chief Revenue Officer at Sapiens, featured executives from top insurers sharing candid insights on the risks, rewards, and lessons learned from their own transformation journeys.

Sapiens’ division presidents and product experts also unveiled the company’s latest innovations and strategic roadmaps across all lines of business.

“This year’s Summit showcased the innovation and momentum propelling Sapiens and the industry forward,” said Yaffa Cohen-Ifrah, CMO and Head of Investor Relations at Sapiens. “By bringing together customers, partners, and thought leaders, we’re exchanging ideas and shaping the future of insurance technology. Our mission is clear: to empower clients to overcome challenges, embrace change, and seize new opportunities.”

“The Sapiens Summit is more than a conference. It’s a catalyst for fresh thinking and meaningful collaboration,” added Roni Al-Dor, President and CEO of Sapiens. “Together with our customers and partners, we’re driving transformation and helping insurers deliver greater value to their policyholders. Our role is to be the trusted partner that enables innovation and success in a dynamic market.”

The Summit was proudly supported by sponsors, including: Microsoft, Deloitte, InvoiceCloud, GhostDraft, Paymentus, CoForge, LTI Mindtree, Datacrest, Guidehouse, Infor, Linea Solutions, Linqura, ODG by MCG, One Inc, Optum, Smart Pay, Splice, SortSpoke, and Whatfix.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a global leader in intelligent insurance SaaS-based software solutions. With Sapiens’ robust platform, customer-driven partnerships, and rich ecosystem, insurers are empowered to future-proof their organizations with operational excellence in a rapidly changing marketplace. Our SaaS-based solutions help insurers harness the power of AI and advanced automation to support core solutions for property and casualty, workers’ compensation, and life insurance, including reinsurance, financial & compliance, data & analytics, digital, and decision management. Sapiens boasts a longtime global presence, serving over 600 customers in more than 30 countries with its innovative SaaS offerings. Recognized by industry experts and selected for the Microsoft Top 100 Partner program, Sapiens is committed to partnering with our customers for their entire transformation journey and is continuously innovating to ensure their success.

For more information, visit https://sapiens.com, or follow us on LinkedIn.

On August 12, 2025, Sapiens announced that it entered into a definitive agreement to be acquired by Advent, a leading global private equity investor, for $43.50 per common share in cash, valuing Sapiens at approximately $2.5 billion.

Investor and Media Contact
Yaffa Cohen-Ifrah
Sapiens Chief Marketing Officer and Head of Investor Relations

Mobile: +1 917 533 4782
Email: Yaffa.cohen-ifrah@sapiens.com

www.sapiens.com